SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair CARRIES A RECORD 60 MILLION PASSENGERS

13% INCREASE IN JUNE TRAFFIC TO 5.8 MILLION

Ryanair, Europe's largest airline, today (3rd July 09) announced that its June traffic increased by 13% to 5.8 million passengers, a new monthly record, smashing the 5.7 million passenger record set in August 2008.  Ryanair also carried over 60 MILLION passengers in the 12 months to the end of June - a new annual traffic record.

The following are Ryanair's passenger and load factor statistics for June 2009:

	Jun 08	Jun 09	Increase	12 mth to 30 Jun 09
Passengers (m) [1]	5.17m	5.84m	+13%	60.2m
Load Factor [2]	84%	85%	+ 1%	82%

1.   Represents the number of earned seats flown by Ryanair.

2.  Represents the number of passengers as a proportion of the number of seats available for passengers.

Ends.                                              Friday, 3rd July 2009

For further information:

Stephen McNamara                     Pauline McAlester

Ryanair                                         Murray Consultants

Tel: 00 353 1 812 1271                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 July 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary